

Yayoi Kusama (b. 1929)

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Between 2015 and 2021 works from the 'Pumpkin' series accounted for 26.4% of the artist's total painting sales. Prices realized for smaller 'Pumpkin' paintings have increased 136% since 2020.

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Initial Offering Price

$622,000

Offering Circular

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Similar Sales | Record Price | Repeat Sales


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Price Appreciation of Similar Works[2]

23.3%

Sharpe Ratio	watch video
Yayoi Kusama	▲1.35
All Art	0.53
S&P 500	0.45

SOLD OUT

WHY WE LIKE THIS PAINTING

MASTERWORKS

02:29

- The Painting is a small scale, bold red example from Yayoi Kusama's highly recognizable "Pumpkin" series.
- Japanese artist Yayoi Kusama's successful career spans over 6 decades, and she is currently among the top 3 most expensive living women artists.
- Per Artprice, Kusama is considered to be the most successful female artists ever in terms of annual auction turnover, ranking among the top ten artists at auction by turnover in 2021 with $178 million in total sales, including buyers premium.
- Kusama's market continues to achieve new heights. In May 2022, a new auction record was set for the artist by the painting *Untitled (Nets)* (1959), which sold for $10,496,000, exceeding the previous record set by *Pumpkin (LPASG)* (2013), which sold in December 2021 for the equivalent of just over $8 million. Meanwhile, works by close contemporaries, such as Andy Warhol and Roy Lichtenstein, have exceeded $50 million at auction.
- Our acquisitions team has been offered nearly 300 examples of work by Yayoi Kusama from around the world, some of which are priced in excess of $7 million.
- Pumpkins of similar scale to the Painting have also performed very well at auction in recent years. As of August 16, 2022, the average price realized for Pumpkins by Kusama, which are smaller than 12 by 12 inches, increased from $273,675 in 2020 to $656,547 in 2022.
- On March 2, 2022, *Pumpkin (TOWSSO)* (2006) set the record for Pumpkins smaller than 12 by 12 inches, when it sold for $1,110,538 (£831,600) at Christie's, London.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales
$178,196,157

2021 Number of Lots Sold
778

YAYOI KUSAMA

b. 1929, JAPAN

Acrylic on canvas | 6 × 7 in. (14 × 18 cm.)

Yayoi Kusama is a global cultural icon, admired for her installations and longtime exploration of minimalist abstractions, which began in the late 1950s.



$622,000

INITIAL OFFERING

23.3%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

The Painting is a striking, small-scale example of Yayoi Kusama's iconic "Pumpkin" series, which features one, central, red and black spotted pumpkin against a black and red net background. Kusama's interest in pumpkins can be traced back to her childhood in pre-war Japan where her family owned a plant nursery that farmed kabocha squash. The pumpkin first appeared as a motif in 1946, when she exhibited "Kabocha" (Pumpkin) in a traveling exposition in Japan. By most accounts, the artist reintroduced pumpkins into her work in the 1980s and began to incorporate them into her paintings, drawings, prints and large scale public installations. Paintings from the "Pumpkin" series range in size from under ten inches in height and width to over fifty inches in height and width. Kusama's "Pumpkin" paintings have become some of the most commercially desirable examples within her body of work. As of August 30, 2022 pumpkin paintings represent four of the artist's top eight record prices achieved at auction, and are led by the larger format *Pumpkin (LPASG)* (2013) which sold for HKD 62,540,000 ($8,026,633) on December 1, 2021 at Christie's in Hong Kong, *Pumpkin (TWPOT)* (2010), which sold for HK$54,460,000 ($6,937,550) on April 1, 2019 at Sotheby's in Hong Kong, and *Pumpkin* (1990), which sold for TW$198,560,000 ($6,295,343) on June 2, 2019 at Ravenel International Art Group in Taipei. Pumpkins of similar scale to the Painting have performed very well at auction in recent years. As of August 30, 2022, the average price realized for Pumpkins by Kusama, which are smaller than 12 by 12 inches, increased from $273,675 in 2020 to $656,547 in 2022, a 140% increase over that time period. On March 2, 2022, *Pumpkin (TOWSSO)* (2006) set the record for Pumpkins smaller than 12 by 12 inches, when it sold for $1,110,538 (£ 831,600) at Christie's, London. The motif, color, size and execution of the Painting make it a particularly commercial and desirable work by the artist.

AS OF AUGUST 30, 2022, KUSAMA'S TOP AUCTION RECORDS ARE LED BY *UNTITLED (NETS)* (1959), WHICH SOLD ON MAY 18, 2022 FOR $10,496,000 AT PHILLIPS NEW YORK, *PUMPKIN (LPASG)* (2013), WHICH SOLD ON DECEMBER 1, 2021 AT CHRISTIE'S HONG KONG FOR HKD 62,540,000 ($8,026,633), AND *INTERMINABLE NET #4* (1959), WHICH SOLD ON APRIL 1, 2019 FOR HK$62,433,000 ($7,953,215) AT SOTHEBY'S HONG KONG.

Kusama's works are included in important permanent collections, such as the Museum of Modern Art in New York, the Broad Museum in Los Angeles, the Hirshhorn Museum in Washington, D.C., the Tate Modern in London, as well as the artist's eponymous museum in Tokyo, among others. Recent major retrospectives of the artist's works have been held by art institutions all over the world, including a 2017 to 2019 traveling exhibition titled "Yayoi Kusama: Infinity Mirrors," which began at the Hirshhorn Museum in Washington D.C. The artist's body of work is premised on repetition, and her recognizable motifs include the "Infinity Nets," "Pumpkins" and immersive installations, such as the "Infinity Mirror Rooms," which patrons have been known to wait hours to experience. As of August 30, 2022, Kusama's top auction records are led by *Untitled (Nets)* (1959), which sold on May 18, 2022 for $10,496,000 at Phillips New York, *Pumpkin (LPASG)* (2013), which sold on December 1, 2021 at Christie's Hong Kong for HKD 62,540,000 ($8,026,633), and *Interminable Net #4* (1959), which sold on April 1, 2019 for HK$62,433,000 ($7,953,215) at Sotheby's Hong Kong.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


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Yayoi Kusama (b. 1929, Japan) is a global cultural icon, admired for her installations and longtime exploration of minimalist abstractions, which began in the late 1950s. Kusama has worked actively in various media, including performance, painting, sculpture and immersive installations. Kusama was born in Matsumoto, Japan and began to create art at an early age as a way to engage with her mental illness. After she arrived in New York in 1957, the artist began to focus on abstraction, and soon, her "Infinity Nets" series developed and garnered recognition. Kusama also exhibited frequently alongside Minimalist and Pop artists, including Donald Judd, Andy Warhol, and Dan Flavin. Notably, the artist was included in the "1961 Whitney Annual" at the Whitney Museum of American Art in New York. Though Kusama exhibited her "Narcissus Garden" (1966) alongside the 33rd Venice Biennale in 1966, it was not until 1993, that she officially returned to represent Japan at the 45th edition of the show. As of August 20, 2022, Kusama continues her studio practice and is represented by several major galleries, including David Zwirner Gallery and Victoria Miro Gallery.





YAYOI KUSAMA



IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past artwork pricing trends are not indicative of future pricing trends.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Yayoi Kusama with the following criteria: Single Pumpkin paintings that, to the best of our ability to discern, were executed solely in red and black and measure less than 20 inches by 20 inches, excluding vertically oriented canvases. “Pumpkin” (1981), which sold on May 26, 2019, was excluded from the set of similar sales due to its atypical blue and white polka dot border. Sales of multiple canvases in one lot or artworks that are comprised of multiple canvases were excluded from the comparative set. Where the buyer’s premium was unavailable due to incomplete data, the respective auction house’s buyer’s premium rates for 2022 were applied. Where the auction house’s buyer’s premium was unavailable, the following buyer’s premiums were applied: 10% was applied to “Pumpkin” (2001), which sold on October 28, 2008 at The Market in Tokyo. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 23.3% CAGR implied from selected sales occurring from May 15, 1998 to May 28, 2022.